Exhibit 99.4

News release...

Date: 24 June 2003
Ref: PR303g

Kennecott Utah Copper and unions reach labour agreement

Rio Tinto’s wholly owned Kennecott Utah Copper Corporation (KUC) today announced an impasse that began October 1, 2002 between KUC and its labour unions has been resolved by joint agreement. A ratification vote by union membership was held yesterday, and the new collective bargaining agreement will expire September 30, 2009.

“There have been a few changes and modifications to the company’s final offer, which we put on the table on October 1, 2002, and there are a number of benefit enhancements and incentives for hourly represented employees that, I feel, make this agreement a good deal for everyone,” said Bill Champion, KUC President and Chief Executive Officer.

The agreement provides for annual wage increases. The first year of the contract includes an average hourly increase of approximately 80 cents over the terms of the expired contract. Health care coverage for employees and retirees will continue, which includes participant contributions. The company has also established a Voluntary Employee Benefit Association (VEBA) that will provide retiree health care benefits after September 30, 2009.

Champion said, “A very important aspect of the agreement for the company will be increased flexibility for personnel and work assignments.”

During the seven-and-a-half-month impasse, there were no work stoppages. The company and its labour unions finally reached a tentative agreement in mid June.

Cont…/

Rio Tinto plc  6 St James’s Square  London SW1Y 4LD
Telephone 020 7930 2399  Fax 020 7930 3249
REGISTERED OFFICE:  6 St James’s Square  London SW1Y 4LD  Registered in England No. 719885

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Website: www.riotinto.com